[Stemline Therapeutics, Inc. letterhead]

VIA EDGAR AND

OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Stemline Therapeutics, Inc. / Application For Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-191782) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Stemline Therapeutics, Inc. (the “Company”)  hereby applies for the withdrawal of the Registration Statement and requests that the Securities and Exchange Commission (the “Commission”) consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.  The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Matthew W. Mamak, Esq., of Alston & Bird LLP, at (212) 210-1256.

Sincerely,

STEMLINE THERAPEUTICS, INC.

By:	/s/ Kenneth Hoberman
Kenneth Hoberman
Chief Operating Officer

cc:                                Dr. Ivan Bergstein (Chief Executive Officer, Stemline Therapeutics, Inc.)

Mark F. McElreath, Esq. (Alston & Bird LLP)

Jonathan L. Kravetz, Esq. (Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.)

Ivan K. Blumenthal, Esq. (Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.)

Scott A. Samuels, Esq. (Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.)